Quanta Services, Inc. 2727 North Loop West Houston, Texas 77008 PHONE 713.629.7600 WEB www.quantaservices.com NYSE PWR

May 5, 2026

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady

Jeffrey Lewis

Re:	Quanta Services, Inc.

Form 10-K for the Year Ended December 31, 2025

File No. 001-13831

Ladies and Gentlemen:

Set forth below please find the responses of Quanta Services, Inc., a Delaware corporation (the “Company” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2026 (the “Comment Letter”), with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 19, 2026 (the “Form 10-K”). For your convenience, the response corresponds to the caption included in the Comment Letter and is prefaced by the text of the Staff’s comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2025

4. Revenue Recognition and Related Balance Sheet Accounts

Performance Obligations, page 76

1.

We note that 66.1% of your $23.76 billion remaining performance obligations as of December 31, 2025 is expected to be recognized within the next 12 months. Please tell us in what periods you expect to recognize the remaining 33.9% and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years, etc. Refer to ASC 606-10-50-13(b).

United States Securities and Exchange Commission

May 5, 2026

Response

The Company respectfully acknowledges the Staff’s comment. The Company believes its current disclosure approach is consistent with Accounting Standards Codification (“ASC”) 606-10-50-13(b), which permits an entity to explain the timing of revenue recognition either on a quantitative basis using time bands or through qualitative information.

As of December 31, 2025, the Company’s total remaining performance obligations (“RPOs”) were approximately $23.76 billion, of which the Company estimated (i) approximately 66% was expected to be recognized as revenue within the next 12 months, (ii) the substantial majority of the remaining RPOs was expected to be recognized as revenue within the following 24 months, and (iii) the balance was expected to be recognized as revenue thereafter. The Company’s disclosure on page 50 of the Form 10-K includes the aggregate RPO balance, as well as the percentage expected to be recognized in the following 12-month period, which captures the significant portion of the RPO and what the Company believes to be the quantitatively pertinent time band. The Company also provides a qualitative description of the approach and judgements considered when estimating the timing of revenue recognition for the RPOs on page 50 of the Form 10-K.

Substantially all of the Company’s contracts are long-term construction contracts satisfied over time, and the forecast of when RPOs are expected to be recognized as revenues is subject to meaningful variability arising from, among other items, project accelerations; project cancellations or delays that can be caused by commercial issues, regulatory requirements, natural disasters, emergencies, adverse weather conditions and other factors; and final acceptance of change orders by customers. Given these factors, the timing associated with estimates for discrete year-by-year time bands beyond the first 12 months is less certain. The Company believes its disclosure is directly analogous to the construction scenario in Example 43 of the revenue standard, in which the FASB expressly contemplates qualitative disclosure where the timing of recognition is uncertain. See ASC 606-10-55-306 through 55-307. The Company also notes that the 12-month quantification time band is consistent with the basis on which it provides financial guidance, which is similarly more difficult to estimate beyond that period.

The Company acknowledges the Staff’s comment, and taking into consideration the factors impacting estimates noted above, the Company intends to include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Commission on April 30, 2026 (the “Form 10-Q”), the following: (i) a quantitative time band for the estimated recognition of RPOs within 12 months from the period end; (ii) the time band in which the substantial majority of the remaining RPOs are expected to be recognized (which for the current period, is the following 24 months); (iii) the time band in which the balance of the remaining RPOs are expected to be recognized; and (iv) additional qualitative discussion regarding the uncertainty inherent in the timing of revenue recognition of RPOs in construction contracts, which reiterates what is included on page 50 of the Form 10-K

United States Securities and Exchange Commission

May 5, 2026

The following disclosure is included on page 12 of the Form 10-Q:

“As of March 31, 2026 and December 31, 2025, Quanta’s remaining performance obligations were approximately $26.24 billion and $23.76 billion, of which (i) approximately 69% and 66% are expected to be recognized as revenue within the 12 months following March 31, 2026 and December 31, 2025, (ii) a substantial majority of the remaining balance is expected to be recognized within each of the following 24 months, and (iii) the balance is expected to be recognized thereafter. Estimates of the timing of revenue recognition of remaining performance obligations are subject to change based on, among other things, project accelerations; project cancellations or delays, including but not limited to those caused by commercial issues, regulatory requirements, natural disasters, emergencies and adverse weather conditions; and final acceptance of change orders by customers. These factors can cause revenues to be realized in periods and at levels that are different than originally projected.”

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jayshree Desai, the Company’s Chief Financial Officer, at (713) 351-3835, Donald C. Wayne, the Company’s Executive Vice President and General Counsel, at (713) 351-3860 or Ryan J. Lynch of Latham & Watkins LLP at (713) 546-7404.

Very truly yours,

QUANTA SERVICES, INC.

By:	/s/ Jayshree Desai
Name: Jayshree Desai
Title: Chief Financial Officer

cc:	Worthing F. Jackman, Quanta Services, Inc.

Paul M. Nobel, Quanta Services, Inc.

Donald C. Wayne, Quanta Services, Inc.

Ryan J. Lynch, Latham & Watkins, LLP

Ryan J. Maierson, Latham & Watkins, LLP

Clayton M. Heery, Latham & Watkins, LLP